Exhibit 99.1

Cloopen Announces Changes to Board of Directors and Committee Membership

BEIJING, February 5, 2026 /PRNewswire/ — Cloopen Group Holding Limited (OTC: RAASY) (“Cloopen” or the “Company”) today announced that its Board of Directors (the “Board”) has approved resolutions regarding changes to the composition of the Board and the Compensation Committee, effective February 5, 2026.

Board Composition and Re-appointments The Company announced that Mr. Qingsheng Zheng and Mr. Ye Yuan have tendered their resignations as directors of the Board for personal reasons. Both Mr. Zheng and Mr. Yuan have confirmed that they have no disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Following these resignations, the Board has approved the re-appointment of both Mr. Qingsheng Zheng and Mr. Ye Yuan as directors of the Company, conditional upon and effective from the date on which the Board receives their duly executed consent to act.

Change in Board Committee Membership The Company further announced changes to the membership of the Compensation Committee of the Board. Mr. Ye Yuan has resigned from his position as a member of the Compensation Committee, effective February 5, 2026.

Concurrently, the Board has appointed Mr. Pengfei Yuan, a current director of the Company, to serve as a member of the Compensation Committee, effective February 5, 2026.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

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Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

SOURCE Cloopen Group Holding Limited